Exhibit 99.2

ORGANIGRAM Organigram Holdings Inc. (the “Corporation”) FORM OF PROXY (“PROXY”) Annual General Meeting February 23, 2021 at 10:00 a.m. EST Virtual Meeting URL:http://web.lumiagm.com/260008799 Password: ogi2021 (the “Meeting”) RECORD DATE: January 15 2021 CONTROL NUMBER: SEQUENCE #: FILING DEADLINE FOR PROXY: February 19, 2021 at 10:00 a.m. EST VOTING METHOD INTERNET Go to www.voteproxyonline.com and enter the 12 digit control number above FACSIMILE 416-595-9593 MAIL TSX Trust Company 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1 The undersigned hereby appoints Greg Engel, Chief Executive Officer of the Corporation, whom failing Derrick West, Chief Financial Officer of the Corporation (the “Management Nominees”), or instead of any of them, the following Appointee Please print appointee name as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, provided below. - SEE VOTING GUIDELINES ON REVERSE - RESOLUTIONS – MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES 1. Election of Directors FOR WITHHOLD a) Peter Amirault b) Greg Engel c) Dexter John d) Geoffrey Machum e) Ken Manget f) Sherry Porter g) Stephen Smith h) Marni Wieshofer 2. Appointment of Auditor FOR WITHHOLD of KPMG LLP as Auditor of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration. This proxy revokes and supersedes all earlier dated proxies and MUST BE SIGNED PLEASE PRINT NAME Signature of registered owner(s) Date (MM/DD/YYYY)

TMX | TSX Trust Proxy Voting – Guidelines and Conditions 1. THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION. 2. THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING. 3. If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose. 4. This proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof. 5. Each security holder has the right to appoint a person other than the Management Nominees specified herein to represent them at the Meeting or any adjournment or postponement thereof. Such right may be exercised by inserting in the space labeled “Please print appointee name”, the name of the person to be appointed, who need not be a security holder of the Corporation. 6. To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its mailing to the security holders of the Corporation. 7. To be valid, this proxy must be filed using one of the Voting Methods and must be received by TSX Trust Company before the Filing Deadline for Proxies, noted on the reverse or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy. 8. If the security holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the security holder may be required to provide documentation evidencing the signatory’s power to sign the proxy. 9. Guidelines for proper execution of the proxy are available at www.stac.ca. Please refer to the Proxy Protocol. Investor inSite TSX Trust Company offers at no cost to security holders, the convenience of secure 24-hour access to all data relating to their account including summary of holdings, transaction history, and links to valuable security holder forms and Frequently Asked Questions. To register, please visit www.tsxtrust.com/investorinsite Click on, “Register” and complete the registration form. Call us toll free at 1-866-600-5869 with any questions. Request for Financial Statements In accordance with securities regulations, security holders may elect to receive Annual Financial Statements, Interim Financial Statements and MD&As. Instead of receiving the financial statements by mail, you may choose to view these documents on SEDAR at www.sedar.com. I am currently a security holder of the Corporation and as such request the following: Annual Financial Statements with MD&A ☐ (Mark this box to NOT receive Annual Financial Statements and related MD&A) Interim Financial Statements with MD&A ☐ (Mark this box to receive Interim Financial Statements and related MD&A) If you are casting your vote online and wish to receive financial statements, please complete the online request for financial statements following your voting instructions. If the cut-off time has passed, please fax this side to 416-595-9593 Organigram Holdings Inc. 2021 www.tsxtrust.com VANCOUVER CALGARY TORONTO MONTRÉAL 012621_v1